March 23, 2006

Mr. Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D. C. 20549-7010

Re:      Taylor Devices, Inc.
            Form 10-KSB for Fiscal Year Ended May 31, 2005
            Filed August 26, 2005
            File Number 000-03498

Dear Mr. Shah:

The following is our response to the comment letter we received from you, dated March 3, 2006, regarding the above referenced matter.

Item 1. Description of Business, Principal Products

Comment
  We have reviewed your response to our prior comment 1 and it is unclear to us how you will comply with the requirements in paragraph 37 of SFAS No. 131.  Based on your response, it appears that you will disclose that all revenue is derived from similar products and services.  However, we note your disclosure under Item 1. Description of Business discusses six major product lines.  Please revise your proposed disclosure to disclose revenue by product line as required in paragraph 37 of SFAS No. 131 or provide us with an analysis if your disclosure will be less than the six product lines currently discussed in your Business section.
Response

The Company manufactures and sells a single group of very similar products that have many different applications for customers.  These similar products are included in one of six categories.  Management does not track or otherwise account for sales broken down by these categories.

In future filings, we will clarify the language describing the principal products in Item 1 to avoid this confusion.  They will not be identified as "six major product lines".

Capital Resources, Line of Credit and Long-Term Debt, Inventory and Maintenance Inventory

Comment

  We note your response to our prior comment 5.  Due to the significance of your allowance for inventory obsolescence related to maintenance and other inventory, we remind you that if you sell this inventory in future periods, your MD&A disclosure should reflect the impact the subsequent sales had on your gross margins and earnings.
Response

We acknowledge your comment, and will incorporate appropriate disclosures in future filings if significant.

Note 11. Income Taxes

Comment
  We note your response to prior comment 10 with regards to why you believe that it is more likely than not that your deferred tax asset would be recoverable at May 31, 2005.  As previously requested, provide us with an analysis of all the positive and negative factors considered in making this assessment as outlined in paragraphs 20 through 25 of SFAS No. 109.  We note your history of operating losses and a steady decline in net sales from 2002 to 2005, resulting in a decline of 30% in net sales over this period.
Response

Taylor has considered the following more significant positive and negative factors (as outlined in paragraphs 20 through 25 of SFAS No. 109) to support the belief that it is more likely than not that its recorded deferred tax asset would be recoverable at May 31, 2005:

A recap of selected recent company financial history follows ($000s omitted):

	2005	2004	2003	2002	2001

Net sales	$ 11,216	$ 13,021	$ 13,872	$ 15,986	$ 13,244
Operating income	$ 476	$ (28)	$ 787	$ 209	$ 1,627
Net income	$ 202	$ (59)	$ 351	$ 333	$ 1,043

With the exception of fiscal 2004, the Company has had a consistent history of operating income over the past 5 years (an average annual total of $614,000 over the period, including 2004), and it is expected that such a trend will continue to allow all recorded tax benefits as identified in the prior response to be realized over time.  Additionally, management has noted that the fiscal 2004 operating and net losses were relatively small.  In 2005, the company returned to operating profitability, and management has reason to believe that the profitability of the company will continue into the future, although the future may be unpredictable.

Management has adjusted to recent year sales declines, so that profitability can be sustained over time consistent with the concepts above.  Management acknowledges however the volatility of its sales market, and believes annual sales levels may be increased in the future.  There is otherwise no significant issue outstanding whereby continuous deterioration is expected for an extended period.  Additionally, the company's significant business backlog of sales orders at May 31, 2005 totaling $7.3 million helped support the belief that profitable sales would continue at least in the near term.

None of the company's recorded deferred tax assets are a result of loss carryforwards. This reduces somewhat the risk that estimated tax benefits will be realized over time.

Deferred tax assets totaling $222,900 relate to items that will reverse naturally in the next year from the turnover of the related current asset or liability.

Taylor has inventory reserves at May 31, 2005 totaling $1,148,000, which gives rise to deferred tax asset estimates of $416,600.  Management acknowledges the risk that the tax benefit may not be realized should the inventory not be disposed of or sold.  Because of this awareness however, as well as the good business awareness that there is a cost to carrying excess inventory, management has recently instituted an inventory reduction plan to either use or dispose of slow moving or obsolete inventory in the near term.  Accordingly, this tax planning strategy will allow all of the recorded benefit to be realized over an acceptable period of time.

Tayco Developments, Inc. "Developments"

Comment
  In future filings, please consider disclosing, in your consolidation policy, your analysis that Developments does not meet the consolidation requirements of FIN 46R and therefore is accounted for under the equity method of accounting.
Response

In future filings, we will disclose in our consolidation policy a description and analysis as to why Developments does not meet the consolidation requirements of FIN 46R and therefore is accounted for under the equity method of accounting.

If you have any additional questions or comments, please feel free to contact the undersigned at (716) 694-1124.

Sincerely,
TAYLOR DEVICES, INC.

/s/Mark V. McDonough
Mark V. McDonough
Chief Financial Officer

cc:       Ryan Rohn, Staff Accountant
            Melissa Rocha, Staff Accountant
            Douglas P. Taylor, President & CEO
            Michael J. Grimaldi, CPA
            Sandra S. O'Loughlin, Esq.
            Christopher J. Bonner, Esq.